Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 21

DATED JULY 25, 2007

TO THE PROSPECTUS DATED DECEMBER 8, 2006

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 21 supplements our prospectus dated December 8, 2006, as previously supplemented by Supplement No. 6 dated March 8, 2007, Supplement No. 15 dated June 5, 2007, Supplement No. 16 dated June 15, 2007, Supplement No. 17 dated June 19, 2007, Supplement No. 18 dated June 22, 2007, Supplement No. 19 dated July 2, 2007 and Supplement No. 20 dated July 5, 2007.  This supplement updates, modifies or supersedes certain information in the prospectus sections entitled “Business and Policies,” “Description of Real Estate Assets” and “Plan of Distribution” as described below.  You should read this Supplement No. 21 together with our prospectus dated December 8, 2006 and each of the foregoing supplements thereto.

Business and Policies

Acquisition of REITs

This subsection, which starts on page 123 in the “Business and Policies” section of the prospectus, has been updated and modified as follows:

Acquisition of Apple Hospitality Five, Inc.

Overview.  On July 25, 2007, we and our wholly owned subsidiary, Inland American Orchard Hotels, Inc. (“Acquisition Sub”), entered into a definitive merger agreement with Apple Hospitality Five, Inc. (“Apple”), pursuant to which we have agreed to purchase 100% of the outstanding shares of Apple’s capital stock.

Background.  Apple, a public, non-listed real estate investment trust headquartered in Richmond, Virginia, owns upscale, extended-stay and select-service hotel properties and other limited-service hotel properties.  According to filings made by Apple with the SEC, at March 31, 2007, Apple owned twenty-eight hotels, including eleven Residence Inn by Marriott hotels, nine Courtyard by Marriott hotels, one Marriott Suites hotel, one SpringHill Suites by Marriott hotel, four Homewood Suites by Hilton hotels and two Hilton Garden Inn hotels. The hotels are located in fifteen states and, in aggregate, consist of 3,717 rooms. The hotels are described in more detail in the table below.

According to filings made by Apple with the SEC, Apple’s total revenues were $33.7 million and $125.4 million for the three months ended March 31, 2007 and the year ended December 31, 2006, respectively.  Apple’s hotels achieved average occupancy of 74% and 76%, ADR of $125 and $114 and RevPAR of $93 and $86, for the three months ended March 31, 2007 and the year ended December 31, 2006, respectively.  ADR, or average daily rate, is calculated as room revenue divided by the number of rooms sold, and RevPAR, or revenue per available room, is calculated as occupancy multiplied by ADR.

Management and Franchise Agreements.  Apple’s daily hotel operations are managed under various management agreements with third party property managers Marriott International, Inc. (“Marriott”), Hilton Hotels Corporation (“Hilton”) and Western International, Inc. (“Western”).

Except for nine Marriott brand hotels managed by Western, Apple’s Marriott brand hotels are managed by Marriott or its affiliates pursuant to management agreements that provide Apple access to Marriott’s intellectual property and proprietary sales and reservation system.  These management agreements typically have an initial term of thirty years, and permit either party to renew the agreement for an additional thirty years. The agreements generally provide for payment of base management fees, calculated annually based on a percentage of revenue, incentive management fees over a priority return (as defined in the management agreements), system fees and marketing fees. Additionally, these agreements permit Apple to terminate the agreements if Marriot does not achieve certain operating results.

Western manages five of Apple’s Residence Inn hotels and four of Apple’s Courtyard by Marriott hotels. The agreements governing the management of these hotels provide that Apple will pay Western management fees, calculated as a percent of revenue, as well as incentive management fees if Western achieves certain operating results.  The management agreements have a term of five years and permit Apple to terminate the agreements if Western does not achieve certain operating results.  Separate franchise agreements with Marriott provide access to Marriott’s intellectual property and proprietary sales and reservation system for these hotels.

Hilton, or one of its affiliates, manages the day-to-day operations of Apple’s Homewood Suites and Hilton Garden Inn hotels. The management agreements for these hotels provide that Apple will pay Hilton management fees, calculated as a percentage of revenue.  Apple also pays Hilton a fee, calculated as a percentage of suite revenue, for franchise licenses to operate as a Homewood Suites by Hilton or a Hilton Garden Inn and to participate in its reservation system.

Upon the closing of the merger, our Business Manager will be responsible for overseeing Apple’s property portfolio, and the properties will be operated on a day-to-day basis by third-party property managers.  Mr. Marcel Verbaas, a veteran of the lodging industry, is an employee of our Business Manager.  Mr. Verbaas also serves as the president and chief executive officer of Inland American Lodging Corporation.

Summary of Hotel Properties.  The following table sets forth, by franchise affiliation, certain information with respect to the hotels that Apple owned as of March 31, 2007:

Property	Date Acquired by Apple	Number of Rooms
Courtyard by Marriott —Tucson, Arizona	10/2003	153
Courtyard by Marriott —Lebanon, New Jersey	08/2003	125
Courtyard by Marriott —Addison, Texas	10/2003	176
Courtyard by Marriott —Harlingen, Texas	10/2003	114
Courtyard by Marriott —Houston, Texas	10/2003	153
Courtyard by Marriott —Houston, Texas	08/2004	100
Courtyard by Marriott —Fort Worth Texas	03/2004	92
Courtyard by Marriott —Merrifield, Virginia	08/2005	206
Courtyard by Marriott —Federal Way, Washington	09/2004	160
Hilton Garden Inn —Tampa, Florida	09/2003	95
Hilton Garden Inn —Westbury, New York	12/2003	140
Homewood Suites —Colorado Springs, Colorado	02/2003	127
Homewood Suites —Baton Rouge, Louisiana	02/2003	115
Homewood Suites —Albuquerque, New Mexico	02/2003	151
Homewood Suites —Solon, Ohio	09/2003	86
Marriott Suites —Las Vegas, Nevada	10/2003	278
Residence Inn —Tucson, Arizona	12/2004	120
Residence Inn —Cypress, California	05/2003	155
Residence Inn —Cranbury, New Jersey	05/2003	108
Residence Inn —Somerset, New Jersey	05/2003	108
Residence Inn —Hauppauge, New York	05/2003	100

Property	Date Acquired by Apple	Number of Rooms
Residence Inn —Nashville, Tennessee	06/2003	168
Residence Inn —Houston, Texas	08/2004	120
Residence Inn —Brownsville, Texas	10/2003	102
Residence Inn —Dallas Fort Worth, Texas	10/2003	100
Residence Inn —Houston Westchase, Texas	01/2003	120
Residence Inn —Park Central, Texas	10/2003	139
SpringHill Suites —Danbury , Connecticut	08/2003	106

The Merger Agreement.  Pursuant to the merger agreement, at the effective time of the merger, Apple will merge with and into Acquisition Sub, with Acquisition Sub continuing as the surviving entity of the merger, and each share of common stock of Acquisition Sub will be converted into one share of common stock of the surviving entity of the merger.  Additionally, each issued and outstanding unit (a share of Apple’s common stock and a share of Series A preferred stock) and share of Series B convertible preferred stock, on an as-converted basis, other any dissenting shares, will be converted into, and cancelled in exchange for, the right to receive $14.05 in cash to be paid by us, without interest.  Each option to purchase Apple’s units will be converted into, and cancelled in exchange for, the right to receive a cash payment equal to the product of: (1) number of units subject to the option and (2) the difference between $14.05 and the exercise price set forth in the option.  The total merger consideration is expected to be approximately $709 million.  We intend to fund the merger consideration with cash on hand, and the completion of the merger is not subject to any financing or refinancing contingency.

The merger agreement includes customary representations, warranties, covenants and agreements, including with regard to the conduct of Apple’s business prior to closing.  The merger agreement provides that Apple may sell its Marriott Suites property in Las Vegas, Nevada prior to the effective time of the merger, provided that the net proceeds and related credits from the sale must equal at least $87.5 million.

The merger agreement may be terminated by us or by Apple under certain circumstances.  Upon termination by Apple in connection with a superior proposal, or by us due to Apple’s breach of the representations, warranties, covenants and agreements contained in the agreement, such that certain closing conditions would be incapable of being satisfied by October 31, 2007, which date may be extended (referred to herein as the “Outside Date”), Apple will be required to pay us a termination fee of $15 million, plus any fees and expenses that we incurred in connection with the transactions contemplated by the agreement, in an amount not to exceed $500,000.  Similarly, upon termination by Apple due to our breach of the representations, warranties, covenants and agreements contained in the agreement, such that certain closing conditions would be incapable of being satisfied by the Outside Date, we will be required to pay Apple a termination fee of $15 million, plus any fees and expenses that Apple incurred in connection with the transactions contemplated by the agreement, in an amount not to exceed $500,000.  In addition, if Apple’s stockholders do not approve the merger and a competing transaction (as defined in the merger agreement) has been made to Apple or publicly announced before termination of the agreement and Apple consummates a competing transaction (as defined in the merger agreement) within twelve months thereafter, Apple will be required to pay us a termination fee of $15 million, plus any fees and expenses that we incurred in connection with the transactions contemplated by the agreement, in an amount not to exceed $500,000.

The merger agreement requires us to indemnify any former directors, officers, employees and agents of Apple and its subsidiaries who had been entitled to indemnification under Apple’s charter or bylaws, to the same extent that these persons previously were entitled to indemnification, for actions or omissions occurring at or prior to the effective time of the merger.  Additionally, the surviving entity of the merger must obtain and maintain, for a period of six years after the effective time of the merger, “run-off” or “tail” director and officer liability coverage for the directors and officers of Apple and its subsidiaries.  The terms of the coverage must be not less favorable to the insured persons than the insurance coverage previously maintained by Apple.

Both our board of directors and the board of directors of Apple have unanimously approved the merger agreement and related transactions.  The merger is subject to various closing conditions, including, among other things, the requisite approval of the merger by the affirmative vote of: (1) a majority of the outstanding shares of Apple’s common stock; (2) more than two-thirds of the outstanding shares of Apple’s Series A preferred stock; (3) more than two-thirds of the outstanding shares of Apple’s Series B convertible preferred stock; and (4) a majority of the total of the outstanding common stock plus the shares of common stock represented by the shares of Series B convertible preferred stock voting on an as-converted basis.  Apple will ask the holders of its stock to vote on the proposed transaction at a special meeting that will be held on a date to be announced.  Glade M. Knight, Apple’s chairman and chief executive officer, and the other holders of all of the shares of the Series B convertible preferred stock of Apple, have agreed to vote the shares of Series B convertible preferred stock to approve the merger agreement and related transactions.  The merger agreement provides that holders of not more than 5% of Apple’s outstanding shares of common stock may demand appraisal under any “dissenters’ rights” statute.

Description of Real Estate Assets

This section updates the discussion contained in the prospectus under the heading “Description of Real Estate Assets,” which begins on page 131 of the prospectus.  Note that any discussion regarding the potential acquisition of a property or portfolio of properties under the heading “Potential Acquisitions” will be superseded to the extent that the property or one or more of the properties that make up the portfolio, as the case may be, are acquired.  Such acquisitions are identified in this supplement under the heading “Acquired Properties.”

Acquired Properties

We purchased the following properties on the dates indicated below:

Gravois Dillon Plaza — Phase II.   On July 12, 2007, we purchased, through a wholly owned subsidiary formed for this purpose, fee simple interests in two ground leases in the second phase of a retail center known as Gravois Dillon Plaza — Phase II, which contains a total of approximately 11,447 gross leasable square feet.  The center is located at 5301-5315 Caroline Drive, 1-13 Dillon Plaza in High Ridge, Missouri.  Gravois Dillon Plaza — Phase II was built in various stages from 1996 through 2004.  As of July 15, 2007, this property was 100% occupied and leased to two tenants leasing the total gross leasable area of the ground leases.  We purchased this property from unaffiliated third parties, Gravois Dillon III, L.L.C. and Gravois Dillon 2-D, L.L.C., for approximately $2.3 million in cash, and may later borrow monies using the property as collateral.

Washington Park Plaza. On July 24, 2007, we purchased a fee simple interest in a retail center known as Washington Park Plaza, which contains approximately 235,160 gross leasable square feet.  The center is located at 17730-18300 South Halsted Street in Homewood, Illinois.  Washington Park Plaza was built in 1974 and underwent a teardown and redevelopment in 2005 with the exception of one multi-tenanted building which was remodeled and an additional five outlot retail buildings were newly constructed between 2006 through 2007.  As of July 15, 2007, this property was 97% occupied, with a total of approximately 227,772 square feet leased to twenty-six tenants.  We anticipate purchasing this property from two unaffiliated third parties, Washington Park Plaza Partners LLC and HR/Washington Park, LLC, for approximately $43.5 million.  At closing, we will assume a mortgage loan in the principal amount of $30.6 million from Wachovia Bank, N.A. and will pay the remaining amount of the purchase price of approximately $12.7 million in cash.  The interest rate of the loan is fixed at 5.92% per annum.  The term of the loan will require us to make monthly interest-only payments in the amount of $150,960 until the loan matures in May 2016.  The unpaid principal balance and all accrued unpaid interest thereon is due at maturity.  We may, under certain circumstances, prepay the unpaid principal balance of the loan in whole but not in part, along with all other sums secured by the mortgage and a prepayment premium.  Our obligation will be secured by a first priority mortgage on the property.

Plan of Distribution

The following information, which was previously inserted at the end of the “Plan of Distribution” section on page 322 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of July 24, 2007.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	—	200,000

Shares sold in the offering:	455,061,306	4,550,613,060	477,814,371	4,072,798,689

Shares sold pursuant to our distribution reinvestment plan:	8,179,785	77,707,957	—	77,707,957

Shares repurchased pursuant to our share repurchase program:	(501,211)	(4,636,198)	—	(4,636,198)

	462,759,880	4,623,884,819	477,814,371	4,146,070,448

(1)                    Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)                    Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)                    Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.